

October 28, 2010

Mr. Kenneth R. Burk
Tutor Perini Corporation
15901 Olden Street
Sylmar, California 91342

      Re: **Tutor Perini Corporation**
              Form 10-K for the fiscal year ended December 31, 2009
              Filed March 1, 2010
              File No. 1-6314

Dear Mr. Burk:

      We have completed our review of your filings and do not have any further comments at this time.

                    Sincerely,

                    John Cash
                    Accounting Branch Chief